UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                              SCHEDULE 13G


               Under the Securities Exchange Act of 1934(1)
                            (Amendment No.  )*


                        INTERNATIONAL PAPER COMPANY
                             (Name of Issuer)


                               COMMON STOCK

                      (Title of Class of Securities)


                                 460146103
                              (CUSIP Number)

               Check the following box if a fee is being paid with this statement: [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 460146103                                       Page 2 of 8 Pages

       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MERRILL LYNCH & CO., INC.
       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)  [ ]

                                                     (b)  [ ]

       3    SEC USE ONLY


       4    CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

              NUMBER OF        5    SOLE VOTING POWER
                SHARES                 NONE
             BENEFICIALLY
              OWNED** BY       6    SHARED VOTING POWER
                 EACH                  27,185,902
              REPORTING
                PERSON         7    SOLE DISPOSITIVE POWER
                 WITH                  NONE

                               8    SHARED DISPOSITIVE POWER
                                       27,185,902


       9    AGGREGATE AMOUNT BENEFICIALLY OWNED** BY EACH REPORTING PERSON
               27,185,902

      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*

                                                          [ ]

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              9.1%

      12    TYPE OF REPORTING PERSON*
             HC, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 460146103                                       Page 3 of 8 Pages

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a)  [ ]

                                                     (b)  [ ]


        3    SEC USE ONLY

        4    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                  NUMBER OF         5    SOLE VOTING POWER
                    SHARES                     NONE
                 BENEFICIALLY
                   OWNED BY         6    SHARED VOTING POWER
                     EACH                 20,484,837
                  REPORTING
                    PERSON          7    SOLE DISPOSITIVE POWER
                     WITH                      NONE

                                    8    SHARED DISPOSITIVE POWER
                                          20,484,837

        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                20,484,837

       10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*
                                                          [ ]

       11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               6.8%

       12    TYPE OF REPORTING PERSON*
              BD, CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.


         (a)   Name of Issuer.

               International Paper Company

         b)    Address of Issuer's Principal Executive Offices.

               Two Manhattanville Road
               Purchase, New York 10577

Item 2.

         (a)   Name of Person Filing.

               Merrill Lynch & Co., Inc.

               Merrill Lynch, Pierce, Fenner & Smith Incorporated

         (b)   Address of Principal Business Office, or, if None, Residence.

               The address of the principal business office of Merrill Lynch & Co., Inc. is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281.

               The address of the principal business office of Merrill Lynch, Pierce, Fenner & Smith Incorporation is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281.

         (c)   Citizenship.

               See Item 4 of Cover Pages

         (d)   Title of Class of Securities.

               Common Stock

         (e)   CUSIP Number.

               460146103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Merrill Lynch & Co., Inc. ("ML&Co."), is a parent holding company, in accordance with Section 240.13d-1(b)(1)(ii)(G). Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPS&S") is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

Item 4.        Ownership.

         (a)   Amount Beneficially Owned.

               See Item 9 of Cover Pages. Pursuant to Section 240.13d-4, ML&Co. and MLPF&S (the "Reporting Persons") disclaim beneficial ownership of the securities of Woolworth Corporation (the "Issuer") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities of the Issuer covered by this statement, other than certain securities of the Issuer held in MLPF&S proprietary accounts.

         (b)   Percent of Class.

               See Item 11 of Cover Pages

         (c)   Deemed Voting Power and Disposition Power:

               Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                           See Item 5 of Cover Pages

               (ii)  shares power to vote or to direct the vote:

                           See Item 6 of Cover Pages

               (iii) sole power to dispose or to direct the disposition of:

                           See Item 7 of Cover Pages

               (iv)  shared power to dispose or to direct the disposition of:

                           See Item 8 of Cover Pages

Item 5.   Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

         MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in Section 240.13d-1(d). While the UITs have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities reported herein, no single UITs interest relates to more than 5% of the class of securities reportyed herein.

         Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management) and Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) are investment advisers registered under Section 203 of the Investment Advisers Act of 1940 and act as investment advisers to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to the securities held by the those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities reported therein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company.

               See Exhibit A

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               Not Applicable.




                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1995


                                       Merrill Lynch & Co., Inc.



                                       By:/s/ Richard B. Alsop
                                          --------------------------------
                                       Name:  Richard A. Alsop
                                       Title: Attorney-in-fact(*)



                                       Merrill Lynch, Pierce, Fenner &
                                             Smith Incorporated



                                       By:/s/ Richard B. Alsop
                                          --------------------------------
                                       Name:  Richard B. Alsop
                                       Title: Attorney-in-fact(**)






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

----------------
(*) Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth
         Corporation.

(**) Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit C to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1995 with respect to Woolworth
         Corporation.




                           Exhibit A to Schedule 13G

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES

         One of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to Section 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation with its principal place of business Ar.. World Financial Center, North Tower, 250 Vesey Street, New York, New York ("MLPF&S") and Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"). The relevant subsidiary of ML Group, a parent holding company pursuant to Section 240.13d-1(b)(1)(ii)(G), is Princeton Services, Inc., a Delaware corporation with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New jersey ("PSI"), which is the general partner of Fund Lynch Asset Management, L.P. (d/b/a Fund Asset Management ("FAM")) and Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")).

         ML Group, a wholly owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 4.4% of the common stock of the Company by virtue of its control of its wholly owned subsidiary PSI.

         PSI, a wholly owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 4.4% of the common stock of the Company by virtue of its being general partner of FAM and MLAM.

         FAM, a Delaware limited partnership with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FGAM may be deemed to be the beneficial owner of 3.9% of the common stock of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

         MLAM, a Delaware limited partnership with its principal place of business at Princeton Corporate Campus, 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 0.5% of the common stock of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

         Pursuant to Section 240.13d-4, ML&Co., MLPF&S, ML Group, PSI, FAM and MLAM disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity ism for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities of the Company other than, in the case of ML&Co. and MLPF&S, certain securities of the Company held by MLPF&S in proprietary accounts.